Tracy Atkinson
Executive Vice President

One Lincoln Street
Boston, MA 02111

Telephone: 617-664-9144
Facsimile: 617-664-4299
Tatkinson@statestreet.com

Via EDGAR (Correspondence)

June 12, 2014

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-07511

Dear Ms. Hayes:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of May 8, 2014 (the “Comment Letter”), regarding the above-referenced report.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors, page 16

We assume significant credit risk to counterparties, many of which are major financial institutions, page 19

1.
We note your statements that from time to time you assume concentrated credit risk at the individual obligor, counterparty or group level which may be material and can exceed 10% of your consolidated total shareholders’ equity. Please expand the discussion to clarify how frequently your credit risk related to a single obligor or affiliated group exceeds 10% of your consolidated total shareholders’ equity.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

In preparing the risk factor disclosure that we currently provide regarding concentration of counterparty risk, we have considered the following factors:

•
In 2013, our credit risk exposure to a single obligor or affiliated group exceeded 10% of our consolidated total shareholders’ equity on no more than two occasions per week. The frequency of occurrence varies from period to period, but did not exceed these levels for the two-years ended March 31, 2014.

•
The counterparties to which our risk exposure exceeds 10% of our consolidated total shareholders’ equity vary during any reporting period. Virtually all of the occurrences in 2013 were with large, systemically important financial institutions that are subject to significant prudential oversight and regulation. The current disclosure conveys the important components of this counterparty risk: it occurs with some frequency, it is not just consistently a single name and it is concentrated among financial institutions.

•	Our exposures to these counterparties are typically protected, at least in part, by security interests and other forms of creditor protection.

•	As a general matter, risk exposures at these levels are uncommitted and typically arise with counterparties we deem to be of high credit quality.

•
Given the nature of and volumes associated with our businesses, particularly our custodial, trading and treasury operations, these risk exposures tend to be short-term in duration, frequently overnight.

Based on the forgoing, we believe that our current disclosure on counterparty risk is appropriate and we do not believe that additional disclosure regarding specific frequency would be meaningful to investors. However in light of the Staff’s comment, in the Risk Factors disclosure to be included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2014 (the “2014 Form 10-K”) and in future filings, as applicable and subject to our evaluation of the risk at the time of the filing, we will revise our disclosure substantially to the effect of the following (emphasis added):

“In the normal course of our business, we assume concentrated credit risk at the individual obligor, counterparty or group level. Such concentrations may be material and can often exceed 10% of our consolidated shareholders’ equity. Our material counterparty exposures change daily, and the counterparties or groups of related counterparties to which our risk exposure exceeds 10% of our consolidated shareholders’ equity also vary during any reported period; however, our largest exposures tend to be to other financial institutions.”

We are subject to intense competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability, page 35

2.
In future filings, please clarify the core businesses in which you anticipate continuing pricing pressure and the core services that are subject to contracts that are relatively short-term or may be terminated by a client after a short notice period.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

In our 2014 Form 10-K and in future filings, as applicable and subject to our evaluation of the risk at the time of filing, we will amend the sentence that highlights pricing pressure as follows (emphasis added):

“We have also experienced, and anticipate that we will continue to experience, pricing pressure in many of our core businesses, particularly our custodial and asset management services.”

We have a wide variety of short-term contracts associated with core services with terms that can be client specific, some of which do not have a defined term and continue until terminated by either party (subject to termination provisions within the contract), while others have a defined term that continues until the contract is either not renewed or is terminated by either party. In addition, we have longer-term contracts with a specified term of more than one year and which do not allow for either party to terminate the contract at will without financial penalty. Given the mix of short- and long-term contractual arrangements that may exist within a particular business, there are no separate and distinct components of our business which are disproportionately exposed to short-term contacts.

Changes in tax laws, rules or regulations, challenges to our tax positions with respect to historical transactions, and changes in the composition of our pre-tax earnings may increase our effective tax rate and thus adversely affect our consolidated financial statements, page 37

3.	To the extent you believe changes in tax laws will have a material impact on your results of operations and/or financial condition, please quantify the expected impact of the changes.

We have not identified any specific changes in tax laws that we believe would have a material impact on our consolidated results of operations for 2014 or our consolidated financial condition during that year. Changes to tax laws are presently being, and from time to time in the future will likely be, considered that could affect our consolidated results of operations or financial condition, potentially materially. While, we believe it is too preliminary to assess the likelihood of any such changes, we believe it is appropriate to alert investors to the potential future significance of tax law changes by means of a risk factor disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Assets Under Management, page 58

4.
We note that your management fees are based on the value of your assets under management (AUM) which are affected by cash flows, market fluctuations, and economic trends. In order to provide greater transparency to investors, please revise your future filings to include separate roll-forwards of AUM for each asset class (i.e. equity, fixed income, etc.). In addition, please address the following in each of your roll-forwards:

•	Disaggregate “net new (lost) business” to separately present gross cash inflows and outflows;

•	Disaggregate “market appreciation (depreciation)” to separately present the effects of foreign currency translations from market appreciation (depreciation);

•	You disclose on page 54 of your MD&A that your management fees are affected by changes in month-end valuations of assets under management. As such, present your average AUM; and

•	In order to give investors a better understanding of AUM performance, present the net return on AUM for each period presented.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

In future filings, as applicable and substantially consistent with the presentation in the table below, we will disaggregate:

•	Net cash flows into cash inflows and cash outflows for specified long-term investment funds; and

•	Market appreciation (depreciation) to separately present the effects of foreign currency translations from market appreciation (depreciation).

We believe that the presentation of net cash flows for exchange-traded funds, or ETFs, and cash funds is the appropriate level of disclosure for investors and further breakdown of such information into gross inflows and gross outflows is not meaningful given that these products consistently experience both a high rate of subscriptions and redemptions. Inclusion of gross data therefore has the potential to imply a level of volatility to flow patterns compared to other products; however, that volatility is not meaningful and is inherent in the products themselves. .

As the Staff notes, we disclose on page 54 of our 2013 Form 10-K that our management fees are affected by changes in month-end valuations of assets under management. However, we also disclose that management fees for certain asset classes are affected by daily average valuations of assets under management. Other factors that affect management fee revenue include asset mix, changes in service level, and relationship pricing for clients using multiple services. These factors could lead to significant differences within an asset class; accordingly, we believe that the calculation and disclosure of average AUM and a broad average or net return across each asset class might lead investors to draw inaccurate conclusions about our current AUM levels and reported revenue.

Market Risk Management, page 98

Trading Activities, page 98

5.
We note from your disclosure on page 99 that you use VaR to estimate trading related losses. Further, you state on page 100 that you back-test your VaR models using a “clean P&L” which excludes non-trading revenue. Please explain to us and revise your future filings to present your definition of trading losses for the purpose of measuring VaR.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

Also, highlight the similarities and differences of the VaR definition of trading losses to your definition of trading services revenues as disclosed on page 59 of your MD&A.

We use VaR to predict trading losses for assets and liabilities that are subject to mark-to-market accounting treatment based on statistical techniques designed to assess the magnitude of worst case outcomes. As noted, we back-test our VaR results against actual profit and loss, or P&L, and against “clean P&L” to evaluate the accuracy of our model.

Consistent with its specific definition under Basel regulatory capital rules, “clean P&L” refers to a profit and loss measure that is calculated with several fee-related items excluded. We note on page 59 of our 2013 Form 10-K that our trading services revenue associated with all of our trading assets and liabilities includes items that are not specific to price movement of the trading assets and liabilities themselves, such as fees, commissions, changes to reserves and gains or losses from intraday activity. In order to calculate “clean P&L,” these items are excluded from trading service revenue. We perform the calculation in this manner in order to provide a more accurate test of the predictive ability of our VaR model, which is calibrated to show the amount of loss to be expected in a single trading day out of every 100 trading days.

Consistent with the Staff’s comment, we will include additional disclosure in future filings, as applicable, substantially to the effect of the following:

“Our VaR definition of trading losses excludes items that are not specific to the price movement of the trading assets and liabilities themselves, such as fees, commissions, changes to reserves and gains or losses from intraday activity.”

6.
We note that you made significant changes to your regulatory VaR and stressed-VaR models in 2013. We also observe on page 101 that certain significant variances in VaR measures from June 30, 2013 to September 30, 2013 were the result of changes made to your VaR models (i.e. you replaced relative or percentage changes in interest rate risk factors with absolute changes). Finally, we note that you have omitted comparative information for 2012 because of the changes made to your VaR models. Please explain to us and revise your future filings to address the following:

•
Disclose comparative information for prior periods under the current model or additionally provide current and comparative information under the previous model until all reported periods are presented under the current model. Refer to Item 305(a)(1)(iii)(4)(ii) of Regulation S-K which requires the disclosure of both the old and new methods for the purposes of comparability. Explain to us your basis for making the changes to your VaR models (i.e. explain how this change has made your model more precise). Include in your explanation a description of any other changes made to your model and indicate which changes were the result of regulatory guidance.

In 2013, we implemented two types of changes to our VaR methodologies (VaR and stressed VaR, the latter of which was introduced effective January 1, 2013, and was not presented in filings prior to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013). We implemented these changes in response to changes in applicable banking regulations and our ongoing review and refinement of our model.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

The changes made to our VaR calculations were:

Effective January 1, 2013, we adopted the new market risk capital rule as required by applicable banking regulations. Consistent with the new rule, we introduced a presentation of stressed VaR effective January 1, 2013. The new rule imposed several other changes to our market risk measurement practices. One change involved the inclusion (or exclusion) of trading assets and liabilities that would be subject to VaR measurement and the generation of Market Risk Capital, or MRC. The new rule permits banking institutions to determine those assets and liabilities that are truly trading in nature. Under this rule, we determined that certain assets previously subject to VaR measurement and MRC were not truly trading assets as defined under the rule. These assets consist of certain seed capital investments made during an incubation period used for establishing a performance period, non-U.S. Dollar denominated residential mortgage-backed securities held as capital by a foreign business unit, and stable value wrap agreements protecting guaranteed investment contracts sold by other fund managers.

Effective July 1, 2013, we implemented additional modifications to our market risk measurement practices due to our ongoing internal model review and refinement process. These modifications introduced separate historical data sets for on-shore and off-shore currencies. This allowed our VaR model to include exposure inherent in the relationship between two highly correlated (but economically distinct) interest rate curves used to price deliverable (on-shore) and non-deliverable (off-shore) currency positions. Another modification involved switching to absolute changes from relative changes for base curve and spread curve exposures in interest-rate products. This allowed the model to more accurately reflect the magnitude of day-over-day changes in interest rates. Relative (percentage) changes may overstate this market movement with interest rate products, which are themselves priced in terms of a percentage rate.

Relative to the calculation methodologies applicable in 2012, these changes had the effect of either (a) reducing the VaR amounts presented on page 101 of our 2013 Form 10-K (in the case of the market risk rule-related changes effective January 1, 2013 noted above) or (b) representing the principal contributing factor to an increase in those VaR amounts (in the case of the modifications effective July 1, 2013 noted above). However, we do not believe those VaR amounts or the effects of the changes to be significant in relation to our consolidated financial statements. Therefore, we do not believe that the disclosures specified in Item 305(a)(1)(iii)(4)(ii) of Regulation S-K were required with respect to these changes.

As the Staff’s comment indicates, on page 101 of our 2013 Form 10-K, we note that we implemented changes to our VaR and stressed-VaR models which we describe as “significant.” Our reference to “significance” in this context refers to our view that the changes reflected a significant change in the methodology of our VaR and stressed-VaR models, rather than our calculated VaR or stressed-VaR measures. We believed that it was appropriate to refer to the changes in methodology in our 2013 Form 10-K, and therefore included a brief description of the changes, the effects of the changes and a reminder that we may in the future implement other changes. In future filings for periods in which changes in our methodology have been applied, we will either include the disclosures required by Item 305(a)(1)(iii)(4)(ii) of Regulation S-K, where applicable, or disclose that the effect of the change on our VAR measure was not material.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

7.
We note from your disclosure on page 100 that your regulatory VaR-based measures are calculated using a historical observation period of two years and your stressed VaR-based measures are calculated using a range of continuous twelve-month periods (i.e. one year). We further note from the narrative accompanying your tabular disclosure on page 101 that both your ten-day VaR-based measures and stressed VaR-based measures are based on historic changes over rolling ten-day periods over the past one-year period. Please explain to us and revise your future filings to clarify the following matters related to your tabular disclosure on page 101:

•
You state that the significant decreases in your VaR measures from September 30, 2013 to December 31, 2013 were the result of the advancing two-year window for historical price movements and [other] risk factors. Explain to us why you used a two-year window for these measurements when your previous narrative descriptions indicate that you use a one-year period.

•	Identify whether these VaR-based measures are based on regulatory or internal risk management parameters.

Our VaR-based measures, both VaR and stressed VaR, are based on internal risk management parameters established under applicable bank regulatory standards. In conformity with the new market risk capital rule that became effective beginning on January 1, 2013, we calculate both a ten-day VaR and stressed-VaR measure using the following methodology:

•
VaR: The inputs used to measure VaR are based on historical data for a rolling period covering the two years prior to the date of calculation[1]. Using these inputs, the VaR output is obtained over rolling ten-day periods as of the close of each business day during the reporting period.

•
Stressed VaR: The inputs used to measure stressed VaR are based on historical data for a selected one-year period that reflects significant financial stress. Similar to VaR, these inputs are used to produce stressed-VaR output over rolling ten-day periods as of the close of each business day during the reporting period.

In our future filings, as applicable, we will revise our disclosure to provide additional clarity, consistent with the Staff’s comment, to the descriptions of our VaR-based measures.

8.
We note from your tabular disclosure on page 102 that your VaR-based measures for each component exceeded the component VaR-based measures in the foregoing table based on the benefits of diversification across risk types and that comparative information is not presented for 2012 as you did not measure VaR under regulatory requirements until January 1, 2013. Please address the following as it relates to your tabular disclosure on page 102:

•
Explain to us and revise your future filings to clarify whether the VaR-based measures on this page are based on regulatory or internal risk management parameters. Include in your explanation a description of the parameters used to calculate these amounts.

•
We note your reference to the previous table on page 101. Explain to us and revise your future filings to present information under a stressed VaR scenario or explain why this information would not be meaningful.

1The new market risk capital rule requires a window of at least one year for VaR inputs. We use a two-year window as we believe it to be more conservative than the minimum regulatory requirement, since it exhibits less pro-cyclicality. This means that periods of higher volatility do not roll out of the data window as quickly as they would with a one-year window.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

•	We note that your volatility is low for all periods presented in 2013. To the extent that the parameters used in making these estimates are based on historic changes over a one-year period, explain to us and revise your future filings to present volatility when VaR measurements are based on a two year period (if materially different).

As noted in our response to the Staff’s comment 7 above, our VaR-based measures are based on internal risk management parameters under applicable bank regulatory standards. As noted on page 100 of our 2013 Form 10-K, historical data for these parameters exceed 5,000 risk factors. These data series capture correlations among currency, interest rates and other market rates.

In light of the Staff’s comment in the second bullet above, we will include substantially the following stressed-VaR information in our future filings, as applicable:

As described in our response to the Staff’s comment 7: (1) inputs used to measure VaR are based on historical data for a rolling period covering the two years prior to the date of calculation; (2) inputs used to measure stressed VaR are based on historical data for a selected one-year period that reflects significant financial stress; and (3) both our VaR and stressed-VaR outputs are obtained over rolling ten-day periods as of the close of each business day during the reporting period. Therefore, VaR information presented in the referenced 2013 Form 10-K disclosures is based on the daily observations recorded during the one-year (2013) reporting period.

Consistent with our response to the Staff’s comment 7, in future filings, as applicable, we will revise our disclosure to provide additional clarity to the descriptions of our VaR-based measures.

Item 8. Financial Statements and Supplementary Data, page 118

Note 16. Derivative Financial Instruments, page 172

Derivatives Designated as Fair Value Hedges, page 178

9.
We note your disclosure regarding the location of gains (losses) in your consolidated statement of income from derivatives designated as fair value hedges. We also note that you disclose in your consolidated statement of comprehensive income on page 121 the change in net unrealized gains (losses) on available-for-sale securities designated in fair value hedges. Please revise your tabular disclosure in future filings to show the amount(s) of gains (losses) recognized in other comprehensive income and the amount(s) reclassified from other comprehensive income to your consolidated statement of income. Refer to ASC 815-10-50-4A(b)(2).

In developing our disclosure for fair value hedges, we considered the requirements of ASC 815, and modeled our tables after illustrative example 21, “Tabular Disclosures of Derivative Instruments” in ASC 815-10-55-182. However, we understand the Staff’s comment and believe revising the related fair value hedge table may enhance our disclosures. In our future filings, as applicable, we will revise that table to

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
June 12, 2014

provide substantially the following information (the Staff’s comment is addressed by the insertion of footnote 1 (emphasis added):

	Location of Gain (Loss) on Derivative in Consolidated Statement of Income	Amount of Gain (Loss) on Derivative Recognized in Consolidated Statement of Income		Hedged Item in Fair Value Hedging Relationship	Location of Gain (Loss) on Hedged Item in Consolidated Statement of Income	Amount of Gain (Loss) on Hedged Item Recognized in Consolidated Statement of Income
(In millions)		June 30, 2014	June 30, 2014			June 30, 2014	June 30, 2014
Derivatives designated as fair value hedges:
Foreign exchange contracts	Processing fees and other revenue	XX	XX	Investment securities	Processing fees and other revenue	XX	XX
Interest-rate contracts	Processing fees and other revenue	XX	XX	Available-for-sale securities	Processing fees and other revenue(1)	XX	XX
Interest-rate contracts	Processing fees and other revenue	XX	XX	Long-term debt	Processing fees and other revenue	XX	XX
Total		XX	XX			XX	XX

(1) Represents amounts reclassified out of other comprehensive income. As of June 30, 2014, $XX million of unrealized gains on available-for-sale securities designated in a fair value hedging relationship was recognized in other comprehensive income.

* * * * *
State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at 617-664-9144 or Sean P. Newth, Senior Vice President and Deputy Controller, at 617-664-8213, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Tracy Atkinson

Tracy Atkinson
Executive Vice President
and Corporate Controller

cc: Mr. Sean P. Newth